SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2009

Commission File Number 1-15106

PETRÓLEO BRASILEIRO S.A. - PETROBRAS
(Exact name of registrant as specified in its charter)

Brazilian Petroleum Corporation - PETROBRAS
(Translation of Registrant's name into English)

Avenida República do Chile, 65
20031-912 - Rio de Janeiro, RJ
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

Fitch maintains Petrobras Investment Grade ratings

Rio de Janeiro, June 29 2009 – PETRÓLEO BRASILEIRO S/A – PETROBRAS announces that Fitch Ratings (“Fitch”) has maintained the debt rating of Petrobras and of its wholly owned subsidiary PifCo (Petrobras International Finance Co.) at the following levels: BBB in foreign currency, BBB+ in local currency, and AAA on the domestic scale, with a stable perspective.

According to Fitch’s report, the assessment is based on Petrobras’ leading position in the domestic market, on its expertise in offshore and deepwater exploration, and on the fact that the new discoveries in the pre-salt area strengthens Petrobras´ position in the global oil and gas industry. Fitch also acknowledges the positive credit effect of the market-oriented measures implemented over the past several years as well as improvements in corporate governance and increased transparency.

Fitch believes that Petrobras’ credit metrics will be impacted by its greater level of indebtedness, particularly in 2009 and 2010, which will make funding the higher level of investments announced for the 2009-2013 period feasible, but that this will not compromise the Company’s ratings. Additionally, it emphasizes that the investments made in Exploration and Production are likely to lead to a significant increase in production and reserves in the upcoming yeas, allowing the credit metrics to fall back to their historic levels as of 2011.

The assessment is aligned to Petrobras’ commitment to maintain its capital structure at levels that are compatible with a solid investment grade, considering the execution of its Business Plan will lead to a significant increase in the company’s oil and natural gas production, which is expected to top out at 3.6 million boed in 2013 and 5.7 million boed in 2020.

Fitch is the third international rating agency, after Standard & Poors and Moody’s, to announce its updated Report on the Company’s rating. All of them have maintained the investment grade.

www.petrobras.com.br/ri/english
Contacts: PETRÓLEO BRASILEIRO S. A. – PETROBRAS
Investor Relations Department I E-mail: petroinvest@petrobras.com.br / acionistas@petrobras.com.br
Av. República do Chile, 65 – 22nd floor - 20031-912 - Rio de Janeiro, RJ I Tel.: 55 (21) 3224-1510 / 9947

This document may contain forecasts that merely reflect the expectations of the Company’s management. Such terms as “anticipate”, “believe”, “expect”, “forecast”, “intend”, “plan”, “project”, “seek”, “should”, along with similar or analogous expressions, are used to identify such forecasts. These predictions evidently involve risks and uncertainties, whether foreseen or not by the Company. Therefore, the future results of operations may differ from current expectations, and readers must not base their expectations exclusively on the information presented herein.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 29, 2009

PETRÓLEO BRASILEIRO S.A--PETROBRAS

By:	/S/ Almir Guilherme Barbassa
Almir Guilherme Barbassa Chief Financial Officer and Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.